UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact Name of Registrant as Specified in Its Charter)

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-1 (Registration Number 333-221472) of Entera Bio Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit

Exhibit 99.1:	Unaudited Condensed Consolidated Interim Financial Information for the Period Ended June 30, 2018.

Exhibit 99.2:	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Period Ended June 30, 2018.

Exhibit 99.3:	Press release dated August 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERA BIO LTD. (Registrant)
By:	/s/ Dr. Phillip Schwartz
Name: Dr. Phillip Schwartz
Title: Chief Executive Officer

Date: August 20, 2018